UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

LJ International Inc.

(Name of the Issuer)

LJ International Inc. Flora Bloom Holdings Flora Fragrance Holdings Limited Mr. Yu Chuan Yih Mr. Hon Tak Ringo Ng Ms. Ka Man Au Mr. Hoi Tsun Peter Au Mr. Yuin Chiek Lye Ms. Hoi Yee Vicky Chan

Urban Prosperity Holding Limited

FountainVest China Growth Fund, L.P.

FountainVest China Growth Capital Fund, L.P.

FountainVest China Growth Capital-A Fund, L.P.

Mr. Zhicheng Shi

Primeon, Inc.

Hillside Financial

Shilin Investments

(Names of Persons Filing Statement)

Ordinary Shares, par value US$0.01 per share

(Title of Class of Securities)

G55312105

(CUSIP Number)

LJ International Inc. Unit #12, 12/F, Block A Focal Industrial Centre 21 Man Lok Street Hung Hom, Kowloon Hong Kong Attention: Ka Man Au Telephone: + 852 2764-3622

Flora Bloom Holdings

Flora Fragrance Holdings Limited

Urban Prosperity Holding Limited

FountainVest China Growth Fund, L.P.

FountainVest China Growth Capital Fund, L.P.

FountainVest China Growth Capital-A Fund, L.P.

c/o Fountain Vest Partners (Asia) Limited

Suite 705-708 ICBC Tower

3 Garden Road, Central, Hong Kong

Attention: George Jian Chuang /
Edward Yu / Brian Lee

Tel: +852 3972-3900

Mr. Yu Chuan Yih

Mr. Hon Tak Ringo Ng

Ms. Ka Man Au

Mr. Hoi Tsun Peter Au

Mr. Yuin Chiek Lye

Ms. Hoi Yee Vicky Chan

Mr. Zhicheng Shi

c/o LJ International Inc.

Unit #12, 12/F, Block A

Focal Industrial Centre

21 Man Lok Street

Hung Hom, Kowloon

Hong Kong

Attention: Ka Man Au

Telephone: + 852 2764-3622

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Gregory Puff, Esq. Akin Gump Strauss Hauer & Feld LLP Unit 05-07, 36th Floor, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong Fax: +(852) 3694-3001	Douglas C. Freeman, Esq. Victor Chen, Esq. Fried, Frank, Harris, Shriver & Jacobson 1601 Chater House 8 Connaught Road Central Hong Kong Fax: +(852) 3760-3611	Andrew N. Bernstein, Esq. Andrew N. Bernstein, P.C. 8101 East Prentice Ave., Suite 890 Greenwood Village, CO 80111 USA Fax: (303) 770-7332

Joseph W.K. Chan, Esq.

Sidley Austin LLP

Suite 1901, Shui On Plaza No. 333 Middle Huai Hai Road

Shanghai 200021

PRC

Fax: +(8621) 5306-8966

This statement is filed in connection with (check the appropriate box):

a ☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b ☐	The filing of a registration statement under the Securities Act of 1933.

c ☐	A tender offer

d ☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$52,820,408.00	$7204.70

* Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment of $2.00 per share merger consideration for 26,241,994 outstanding shares of the issuer subject to the transaction, plus (b) the product of 534,000 shares issuable pursuant to the Company options multiplied by $0.63 (which is the difference between $2.00 per merger consideration and the weighted average exercise price of $1.37 per share) ((a) and (b) together, the “Transaction Valuation”).

** The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2013, was calculated by multiplying the Transaction Valuation by 0.00013640.

☑ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,205.00

Form or Registration No.: Schedule 13E-3

Filing Party: LJ International Inc.

Date Filed: April 3, 2013

INTRODUCTION

This Amendment No. 3 to the Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) LJ International Inc., a British Virgin Islands company (the “Company”), the issuer of the ordinary shares, par value US$0.01 per share (each, a “Share” and collectively, the “Shares”), that are subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Flora Bloom Holdings Limited, a Cayman Islands company (“Parent”); (c) Flora Fragrance Holdings Limited, a British Virgin Islands company and a wholly owned subsidiary of Parent (“Merger Sub”); (d) Mr. Yu Chuan Yih, chairman and chief executive officer of the Company (“Mr. Yih”); (e) Mr. Hon Tak Ringo Ng, chief financial officer of the Company; (f) Ms. Ka Man Au, chief operating officer and secretary of the Company; (g) Mr. Hoi Tsun Peter Au, senior vice-president of the Company; (h) Mr. Yuin Chiek Lye, chief operating officer—China of the Company; (i) Ms. Hoi Yee Vicky Chan, director of sales and marketing of the Company; (j) Urban Prosperity Holding Limited, a Cayman Islands company (the “Sponsor”); (k) FountainVest China Growth Fund, L.P., a Cayman Islands exempted limited partnership; (l) FountainVest China Growth Capital Fund, L.P., a Cayman Islands exempted limited partnership; (m) FountainVest China Growth Capital-A Fund, L.P., a Cayman Islands exempted limited partnership (together with FountainVest China Growth Fund, L.P. and FountainVest China Growth Capital Fund, L.P., the “FountainVest Filing Persons”); (n) Mr. Zhicheng Shi, a citizen of the People’s Republic of China (“Mr. Shi”); (o) Primeon, Inc., a Delaware corporation and an affiliate of Mr. Shi, (p) Hillside Financial, a Massachusetts corporation and an affiliate of Mr. Shi and (q) Shilin Investments, a Maine partnership and an affiliate of Mr. Shi (collectively with Mr. Shi, Primeon, Inc. and Shilin Investments, the “Mr. Shi Shareholders”). Mr. Hon Tak Ringo Ng, Ms. Ka Man Au, Mr. Hoi Tsun Peter Au, Mr. Yuin Chiek Lye and Ms. Hoi Yee Vicky Chan are collectively referred to herein as the “Rollover Shareholders”. Mr. Yih, the Rollover Shareholders, the Sponsor and the Mr. Shi Shareholders are collectively referred to herein as the “Consortium.” Mr. Yih, the Rollover Shareholders, together with Parent, Merger Sub, the Sponsor, the FountainVest Filing Persons and the Mr. Shi Shareholders are collectively referred to in this Schedule 13E-3 as the “Buyer Group.”

On March 22, 2013, Parent, Merger Sub and the Company entered into an agreement and plan of merger (the “merger agreement”), which includes a plan of merger as required under section 170 of the British Virgin Islands Business Companies Act 2004, as amended (the “BVI Business Companies Act”) in the form attached as Annex A to the merger agreement (the “plan of merger”), providing for the merger of Merger Sub with and into the Company (the “merger”), with the Company continuing as the surviving company after the merger as a wholly owned subsidiary of Parent. The Sponsor is currently the sole beneficial owner of Parent and Merger Sub. Upon closing of the merger, Parent will be beneficially owned by the Consortium.

Under the terms of the merger agreement, at the effective time of the merger (“effective time”), each outstanding Share, other than (a) Shares beneficially owned by (i) Parent or Merger Sub, (ii) any member of the Consortium ((i) and (ii) collectively, the “Consortium Shares”), or (iii) the Company or any direct or indirect wholly owned subsidiary of the Company, (b) subject to consent by Parent and Mr. Yih, up to 2% of the Company’s total outstanding shares contributed to a newly formed entity controlled by Mr. Shi (the “Subsequent Rollover Shareholder” prior to closing of the merger, and (c) any Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenters’ rights under the BVI Business Companies Act (the “Dissenting Shares,” together with the Shares described under (a) and (b), the “Excluded Shares”), will be cancelled in exchange for the right to receive $2.00 per Share in cash without interest. Each of Mr. Yih, the Rollover Shareholders and the Mr. Shi Shareholders entered into a rollover agreement, dated March 22, 2013, with Parent, pursuant to which the Excluded Shares held by Mr. Yih, the Rollover Shareholders and the Mr. Shi Shareholders will be automatically cancelled for no consideration and Mr. Yih, the Rollover Shareholders and the Mr. Shi shareholders will subscribe for ordinary shares of Parent at the effective time of the merger. The Dissenting Shares will be cancelled for their appraised or other agreed value.

If the merger is completed, each option to purchase Shares (a “Company Option”) pursuant to the Company’s 1998 Stock Compensation Plan, 2003 Stock Compensation Plan, 2005 Stock Compensation Plan and

2008 Stock Compensation Plan and all amendments and modifications thereto (collectively, the “Company Option Plans”) other than those held by the Rollover Shareholders that is then outstanding and unexercised, vested or unvested, will, subject to the consent of the individual holders, be cancelled and converted into the right to receive, net of any applicable withholding taxes and as soon as reasonably practicable after the effective time of the merger, cash in an amount equal to (A) the total number of Shares issuable upon exercise of such Company Option immediately prior to the effective time of the merger multiplied by (B) the excess, if any, of (x) $2.00 over (y) the exercise price payable per Share issuable under such Company Option.

Completion of the merger is subject to the satisfaction or waiver of the conditions set forth in the merger agreement, including obtaining the requisite approval of the shareholders of the Company. The merger agreement and the plan of merger must be approved and authorized by an affirmative vote of shareholders representing at least a majority of the Shares present and voting in person or by proxy as a single class at the extraordinary general meeting of the shareholders of the Company.

The Company will make available to its shareholders a proxy statement (the “Proxy Statement,” a copy of which is attached as Exhibit (a)-(1) to this Transaction Statement), relating to the extraordinary general meeting of shareholders of the Company, at which the shareholders of the Company will consider and vote upon, among other proposals, a proposal to approve and authorize the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

The filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person, or that any other Filing Person is an “affiliate” of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item 1 Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

Item 2 Subject Company Information

(a) Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“The Extraordinary General Meeting—Share Record Date; Shares Entitled to Vote”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s Shares, Dividends and Other Matters”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s Shares, Dividends and Other Matters”

(e) Prior Public Offering. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares—Prior Public Offerings”

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares—Purchase by the Company; Purchase by Buyer Group Members”

Item 3 Identity and Background of Filing Person

(a) Name and Address. LJ International Inc. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

(b) Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

Item 4 Terms of the Transaction

(a)-(1) Material Terms—Tender Offers. Not applicable.

(a)-(2) Material Terms—Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors”

•	“The Extraordinary General Meeting”

•	“The Agreement and Plan of Merger”

•	“Material U.S. Federal Income Tax Consequences”

•	“Material PRC Income Tax Consequences”

•	“Material British Virgin Islands Islands Tax Consequences”

•	“Annex A—Agreement and Plan of Merger”

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Financing—Rollover Transactions”

•	“The Extraordinary General Meeting—Proposals to be Considered at the Extraordinary General Meeting”

•	“The Extraordinary General Meeting—Shareholder Vote Required to Approve the Merger Agreement”

•	“The Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(d) Dissenters’ Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Dissenters’ Rights”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Dissenters’ Rights”

•	“Annex C—British Virgin Islands Business Companies Act, 2004, as amended—Section 179”

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Provisions for Unaffiliated Security Holders”

(f) Eligibility of Listing or Trading. Not applicable.

Item 5 Past Contracts, Transactions, Negotiations and Agreements

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Related Party Transactions”

•	“Transactions in the Shares”

(b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Purposes and Reasons of the Buyer Group for the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(c) Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Voting by the Buyer Group at the Extraordinary General Meeting”

•	“The Agreement and Plan of Merger”

•	“Transactions in the Shares”

•	“Annex A—Agreement and Plan of Merger”

Item 6 Purposes of the Transaction and Plans or Proposals

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Purposes and Reasons of the Buyer Group for the Merger”

•	“Special Factors—Effect of the Proposed Merger on the Company”

•	“The Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Merger”

•	“Summary Term Sheet—Purposes and Effect of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Summary Term Sheet—Financing”

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Purposes and Reasons of the Buyer Group for the Merger”

•	“Special Factors—Effect of the Proposed Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

Item 7 Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effect of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Purposes and Reasons of the Buyer Group for the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Purposes and Reasons of the Buyer Group for the Merger”

•	“Special Factors—Alternatives to the Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Purposes and Reasons of the Buyer Group for the Merger”

•	“Special Factors—Effect of the Proposed Merger on the Company”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effect of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Purposes and Reasons of the Buyer Group for the Merger”

•	“Special Factors—Effect of the Proposed Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Agreement and Plan of Merger”

•	“Material U.S. Federal Income Tax Consequences”

•	“Material PRC Income Tax Consequences”

•	“Material British Virgin Islands Tax Consequences”

•	“Annex A—Agreement and Plan of Merger”

Item 8 Fairness of the Transaction

(a)-(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board of Directors”

•	“Summary Term Sheet—Position of the Buyer Group as to the Fairness of the Merger”

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex B—Opinion of Houlihan Lokey (China) Limited. as Financial Advisor”

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Shareholder Vote Required to Approve the Merger Agreement”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“The Extraordinary General Meeting—Shareholder Vote Required to Approve the Merger Agreement”

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board of Directors”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

(f) Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Alternatives to the Merger”

Item 9 Reports, Opinions, Appraisals and Negotiations

(a) Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Annex B—Opinion of Houlihan Lokey (China) Limited. as Financial Advisor”

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Annex B—Opinion of Houlihan Lokey (China) Limited. as Financial Advisor”

(c) Availability of Documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares or his, her or its representative who has been so designated in writing.

Item 10 Source and Amounts of Funds or Other Consideration

(a) Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing”

•	“Special Factors—Financing”

•	“The Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(b) Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing”

•	“Special Factors—Financing”

(c) Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Special Factors—Fees and Expenses”

(d) Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing”

•	“Special Factors—Financing”

Item 11 Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(b) Securities Transaction. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares”

Item 12 The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Voting by the Buyer Group at the Extraordinary General Meeting”

•	“The Extraordinary General Meeting—Shareholder Vote Required to Approve the Merger Agreement”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(e) Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board of Directors”

•	“Summary Term Sheet—Position of the Buyer Group as to the Fairness of the Merger”

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“The Extraordinary General Meeting—Our Board’s Recommendation”

Item 13 Financial Statements

(a) Financial Information. The audited financial statements of the Company for the two years ended December 31, 2010 and 2011 are incorporated herein by reference to the Company’s Form 20-F/A for the year ended December 31, 2011 filed on April 25, 2012 (see page F-1 and following pages). The unaudited financial statements for the period January 1, 2012–March 31, 2012 are incorporated herein by reference to the Company’s Transition Report on Form 20-F filed on March 28, 2013.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Financial Information”

•	“Where You Can Find More Information”

(b) Pro Forma Information. Not applicable.

Item 14 Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitation or Recommendations. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“The Extraordinary General Meeting—Solicitation of Proxies”

(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

Item 15 Additional Information

(c) Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16 Exhibits

(a)-(1) Proxy Statement of the Company dated May 28, 2013 (the “Proxy Statement”).

(a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4) Press Release issued by the Company, dated August 13, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on August 17, 2012.

(a)-(5) Press Release issued by the Company, dated August 22, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on August 24, 2012.

(a)-(6) Press Release issued by the Company, dated August 23, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on August 24, 2012.

(a)-(7) Press Release issued by the Company, dated August 29, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on August 30, 2012.

(b)-(1)* Equity Commitment Letter, dated March 22, 2013, by FountainVest China Growth Capital-A Fund, L.P., FountainVest China Growth Fund, L.P. and FountainVest China Growth Capital Fund, L.P. in favor of Parent.

(c)-(1)** Opinion of Houlihan Lokey (China) Limited, dated March 22, 2013, incorporated herein by reference to Annex B to the Proxy Statement.

(c)-(2)** Presentation to the Special Committee of the Board of Directors, dated March 7, 2013 of Houlihan Lokey (China) Limited.

(c)-(3)** Presentation to the Special Committee of the Board of Directors, dated March 15, 2013, of Houlihan Lokey (China) Limited.

(d)-(1) Agreement and Plan of Merger, dated as of March 22, 2013, among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2) Chairman Rollover Agreement, dated as of March 22, 2013, by and among Parent and Mr. Yih, incorporated herein by reference to Exhibit 7.3 to Schedule 13D filed with the SEC on April 3, 2013.

(d)-(3) Management Rollover Agreement, dated as of March 22, 2013, by and among Parent and the Rollover Shareholders, incorporated herein by reference to Exhibit 7.4 to Schedule 13D filed with the SEC on April 3, 2013.

(d)-(4) Shi Rollover Agreement, dated as of March 22, 2013, by and among Parent and the Mr. Shi Shareholders, incorporated herein by reference to Exhibit 7.5 to Schedule 13D filed with the SEC on April 3, 2013.

(d)-(5) Voting Agreement, dated as of March 22, 2013, by and among the Company, Parent, the Rollover Shareholders and the Mr. Shi Shareholders, incorporated herein by reference to Exhibit 7.6 to Schedule 13D filed with the SEC on April 3, 2013.

(f)-(1) Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2) British Virgin Islands Business Companies Act, 204, as amended—Section 179, incorporated herein by reference to Annex C to the Proxy Statement.

(g) Not applicable.

*	Previously filed on April 3, 2013.
**	Previously filed on May 7, 2013.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 28, 2013

LJ International Inc.

By:	/s/ Jie Yun Yu
Name:	Jie Yun Yu
Title:	Chairman of Special Committee

Flora Bloom Holdings

By:	/s/ Neil Gray
Name:	Neil Gray
Title:	Director

Flora Fragrance Holdings Limited

By:	/s/ David Lamb
Name:	David Lamb
Title:	For and on Behalf of Codan Services (B.V.I.) Ltd Sole Director of Flora Fragrance Holdings Limited

Yu Chuan Yih

By:	/s/ Yu Chuan Yih

Hon Tak Ringo Ng

By:	/s/ Hon Tak Ringo Ng

Ka Man Au

By:	/s/ Ka Man Au

Hoi Tsun Peter Au

By:	/s/ Hoi Tsun Peter Au

Yuin Chiek Lye

By:	/s/ Yuin Chiek Lye

Hoi Yee Vicky Chan

By:	/s/ Hoi Yee Vicky Chan

Zhicheng Shi

By:	/s/ Zhicheng Shi

Primeon, Inc.

By:	/s/ Zhicheng Shi
Name:	Zhicheng Shi
Title:	Vice President

Hillside Financial

By:	/s/ Zhicheng Shi
Name:	Zhicheng Shi
Title:	President

Shilin Investments

By:	/s/ Zhicheng Shi
Name:	Zhicheng Shi
Title:	President

URBAN PROSPERITY HOLDING LIMITED

By:	/s/ Neil Gray
Name:	Neil Gray
Title:	Director

FOUNTAINVEST CHINA GROWTH FUND, L.P.
By FountainVest China Growth Partners GP1, L.P., its general partner

By FountainVest China Growth Partners GP Ltd, its general partner

By:	/s/ Kui Tang
Name:	Kui Tang
Title:	Director

FOUNTAINVEST CHINA GROWTH CAPITAL FUND, L.P.
By FountainVest China Growth Partners GP1, L.P., its general partner

By FountainVest China Growth Partners GP Ltd, its general partner

By:	/s/ Kui Tang
Name:	Kui Tang
Title:	Director

FOUNTAINVEST CHINA GROWTH CAPITAL— A FUND, L.P.
By FountainVest China Growth Partners GP1, L.P., its general partner

By FountainVest China Growth Partners GP Ltd, its general partner

By:	/s/ Kui Tang
Name:	Kui Tang
Title:	Director

EXHIBIT INDEX

(a)-(1) Proxy Statement of the Company dated May 28, 2013 (the “Proxy Statement”).

(a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4) Press Release issued by the Company, dated August 13, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on August 17, 2012.

(a)-(5) Press Release issued by the Company, dated August 22, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on August 24, 2012.

(a)-(6) Press Release issued by the Company, dated August 23, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on August 24, 2012.

(a)-(7) Press Release issued by the Company, dated August 29, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on August 30, 2012.

(b)-(1)* Equity Commitment Letter, dated March 22, 2013, by FountainVest China Growth Capital-A Fund, L.P., FountainVest China Growth Fund, L.P. and FountainVest China Growth Capital Fund, L.P. in favor of Parent.

(c)-(1)** Opinion of Houlihan Lokey (China) Limited, dated March 22, 2013, incorporated herein by reference to Annex B to the Proxy Statement.

(c)-(2)** Presentation to the Special Committee of the Board of Directors, dated March 7, 2013 of Houlihan Lokey (China) Limited.

(c)-(3)** Presentation to the Special Committee of the Board of Directors, dated March 15, 2013, of Houlihan Lokey (China) Limited.

(d)-(1) Agreement and Plan of Merger, dated as of March 22, 2013, among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2) Chairman Rollover Agreement, dated as of March 22, 2013, by and among Parent and Mr. Yih, incorporated herein by reference to Exhibit 7.3 to Schedule 13D filed with the SEC on April 3, 2013.

(d)-(3) Management Rollover Agreement, dated as of March 22, 2013, by and among Parent and the Rollover Shareholders, incorporated herein by reference to Exhibit 7.4 to Schedule 13D filed with the SEC on April 3, 2013.

(d)-(4) Shi Rollover Agreement, dated as of March 22, 2013, by and among Parent and the Mr. Shi Shareholders, incorporated herein by reference to Exhibit 7.5 to Schedule 13D filed with the SEC on April 3, 2013.

(d)-(5) Voting Agreement, dated as of March 22, 2013, by and among the Company, Parent, Mr. Yih, the Rollover Shareholders and the Mr. Shi Shareholders, incorporated herein by reference to Exhibit 7.6 to Schedule 13D filed with the SEC on April 3, 2013.

(f)-(1) Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2) British Virgin Islands Business Companies Act, 204, as amended—Section 179, incorporated herein by reference to Annex C to the Proxy Statement.

(g) Not applicable.

*	Previously filed on April 3, 2013.
**	Previously filed on May 7, 2013.